ITEM 77.D Policies with respect to security investments with respect to:

(g) any other investment policy set forth in registrant's prospectus

1.  CHANGES  TO  PRINCIPAL  INVESTMENT   STRATEGIES  -  THE  DLB  SMALL  COMPANY
OPPORTUNITIES FUND

Effective August 15, 2001, the DLB Small Company Opportunities Fund changed its principal investment strategy to the following:

MARKET CAPITALIZATION: Under normal circumstances, the Fund will invest substantially all (but no less than 65%) of its total assets in the securities of companies whose market capitalizations at the time of initial purchase by the Fund are with the range of capitalization of companies included in the Russell
2000 Index. The range of capitalizations of companies included in the Russell 2000 Index will fluctuate as market prices increase or decrease.